FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2006

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Tomás González
tgonzalez@endesa.cl
FOR IMMEDIATE RELEASE
Irene Aguiló
For further information contact:	iaguilo@endesa.cl
Jaime Montero	Peter Chamberlain
Investor Relations Director	ptcm@endesa.cl
Endesa Chile
(56-2) 634-2329	Jacqueline Michael
jfmv@endesa.cl	jmc@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS FOR
THE PERIOD ENDED JUNE 30, 2006

(Santiago, Chile, July 27, 2006) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended June 30 2006. All figures are in constant Chilean pesos and in accordance with the Chilean Generally Accepted Accounting Principles (Chilean GAAP) as required by Chilean authorities. June 2005 figures have been adjusted by the year-over-year CPI variation of 3.7% . The figures expressed in US Dollars for both periods were calculated based on the June 30, 2006 exchange rate of 539.44 pesos per dollar.

The consolidated financial statements of Endesa Chile for such period include all of its Chilean subsidiaries, as well as its Argentine subsidiaries (Hidroeléctrica El Chocón S.A. and Endesa Costanera S.A), its Colombian subsidiaries (Central Hidroeléctrica de Betania S.A. and EMGESA) and its Peruvian subsidiary (Edegel). Endesa Chile no longer consolidates its equity interests in Brazilian entities.

Highlights for the Period

During the first half of 2006, Endesa Chile achieved a net income of US$ 230.4 million, a US$ 170.7 million improvement with respect to the US$ 59.8 million registered in the same period of the previous year. This increase reflects the improvements in both operating income, derived from the value added by the start of operation of the company’s latest investments, as well as the non-operating result, due to the company’s performance.

Operating income for the first half of 2006 reached US$ 449.6 million, a 28.6% increase when compared to the US$ 349.6 million in the first half of 2005. This result was principally due to the operating figures achieved in Chile as a consequence of improved sale prices and an increase in production of hydroelectricity due to the good hydrology and the full utilization of Endesa Chile’s hydroelectric assets, which was partially offset by the accounting effect of the appreciation of the Chilean peso against the US Dollar, which had a negative effect on the Chilean accounting results of our foreign subsidiaries. In addition to this effect, it is important to point out that the consolidated figures as of June 2005 included operating contributions from Cachoeira Dourada in Brazil, which began to be treated as an equity investment at the beginning of last quarter 2005.

The consolidated EBITDA, (operating income plus depreciation and amortization), of Endesa Chile reached US$ 611.6 million for the period ended June 30, 2006, a 28.6 % increase over the same period of 2005 in historical dollars. The EBITDA distribution by country, adjusted for the shareholding in each subsidiary, shows that Chile contributed 76.2%, Colombia 10.2%, Argentina 7.4 % and Peru 6.2%.

The most notable events of the first half of 2006 were:

  An improved operating income achieved in Chile during the first half of 2006 which amounted to US$ 262.7 million, representing an increase of US$ 140.4 million with respect to June 2005, due principally to greater energy prices and lower costs resulting from the high generation of hydroelectricity, with full utilization of the recent hydroelectric investments.

  Endesa Chile reached a monthly record hydraulic generation of 3.8 TWh.

  The investment projects Palmucho, Canela, Ojos de Agua, San Isidro II and Ventanilla that recently started commercial operations, run according to schedule.

  As of June 1, 2006, Etevensa merged its operations with Edegel, a subsidiary of Endesa Chile in Peru, with which the company has increased its thermal capacity by 315 MW, thus reducing its exposure to hydrology and boosting its business policy as well as increasing its market share to 33% in terms of installed capacity.

Consolidated revenues through June 2006 amounted to US$ 1,180.9 million, an increase of 6.0% . Electricity generation rose to 25,101 GWh from the 24,805 GWh during the same period of 2005, when all the countries in which Endesa Chile operates contributed with increases in their generation and furthermore, not taking into account Brazilian generation in 2006. Outstanding among these were Argentina and Chile as a result of good hydrology to which they were exposed together with the increase in energy demand in all of the markets where the company operates. The greater production permitted the company to concentrate its efforts on spot sales which increased by 8.1%, with the largest part of this increase corresponding to the Argentine and Chilean markets.

The increased production also permitted a reduction of 22.0% in the purchase of energy, which implied a decrease of 3.6% in the costs of purchasing energy and power. Fuel expenses rose by 10.3%, amounting to US$ 201.8 million, as a result of the greater consumption by the Costanera Plant in Argentina as well as a worsened hydrology in Peru that implied a greater thermal generation utilizing the recently incorporated Etevensa plant into Edegel, Peru, that initially operates on a single cycle utilizing natural gas from Camisea. Even so, operating costs fell by US$ 29.0 million, 4.0 % lower than in June of last year.

Operating income rose by 28.6% to US$ 449.6 million. If we compare this result with the year 2005, and for purposes of comparison we were to deduct the contribution from Cachoeira Dourada from the result as of the close of June 2005, operating income would have increased by 36.6%, while physical sales would have risen by 1,460 GWh or 5.7% .

Consolidated Income Statement (Chilean GAAP, thousand US$)

Table 1.1

(Chilean GAAP, Thousand US$)
	As of June 2005	As of June 2006	Variation	% Var.

Operating Revenues	1,113,784	1,180,948	67,164	6.0%
Operating Expenses	(725,624)	(696,664)	28,961	(4.0%)

Operating Margin	388,159	484,284	96,125	24.8%

SG&A	(38,602)	(34,656)	3,945	(10.2%)

Operating Income	349,558	449,628	100,070	28.6%

Net Interest Income (Expenses)	(172,122)	(150,792)	21,330	(12.4%)
Interest Income	18,595	12,697	(5,899)	(31.7%)
Interest Expense	(190,717)	(163,489)	27,228	(14.3%)
Net Income from Related Companies	2,308	39,772	37,464	1623.1%
Equity Gains from Related Companies	9,963	39,784	29,821	299.3%
Equity Losses from Related Companies	(7,655)	(12)	7,643	(99.8%)
Net other Non Operating Income (Expense)	(9,110)	83,596	92,706	(1017.7%)
Other Non Operating Income	41,305	120,626	79,321	192.0%
Other Non Operating Expenses	(50,415)	(37,031)	13,385	(26.5%)
Positive Goodwill Amortization	(1,459)	(881)	577	(39.6%)
Price Level Restatement	2,673	3,021	348	13.0%
Exchange differences	(291)	(3,213)	(2,922)	1005.2%

Non Operating Income	(178,000)	(28,497)	149,503	(84.0%)

Net Income before Taxes, Min. Interest and Neg.
Goodwill Amortization	171,558	421,131	249,573	145.5%

Income Tax	(84,488)	(109,245)	(24,757)	29.3%
Extraordinary Items	-	-	-
Minority Interest	(43,903)	(88,658)	(44,754)	101.9%
Negative Goodwill Amortization	16,601	7,215	(9,386)	(56.5%)

NET INCOME	59,768	230,443	170,675	285.6%

Consolidated Income Statement (Chilean GAAP, Million Ch$)

Table 1.2

(Chilean GAAP, Million Ch$)
	As of June 2005	As of June 2006	Variation	% Var.

Operating Revenues	600,820	637,050	36,231	6.0%
Operating Expenses	(391,431)	(375,808)	15,623	(4.0%)

Operating Margin	209,389	261,242	51,854	24.8%

SG&A	(20,823)	(18,695)	2,128	(10.2%)

Operating Income	188,565	242,547	53,982	28.6%

Net Interest Income (Expenses)	(92,849)	(81,343)	11,506	(12.4%)
Interest Income	10,031	6,849	(3,182)	(31.7%)
Interest Expense	(102,880)	(88,192)	14,688	(14.3%)
Net Income from Related Companies	1,245	21,455	20,210	1623.1%
Equity Gains from Related Companies	5,374	21,461	16,087	299.3%
Equity Losses from Related Companies	(4,129)	(6)	4,123	(99.8%)
Net other Non Operating Income (Expense)	(4,914)	45,095	50,009	(1017.7%)
Other Non Operating Income	22,282	65,071	42,789	192.0%
Other Non Operating Expenses	(27,196)	(19,976)	7,220	(26.5%)
Positive Goodwill Amortization	(787)	(475)	311	(39.6%)
Price Level Restatement	1,442	1,630	188	13.0%
Exchange differences	(157)	(1,733)	(1,576)	1005.2%

Non Operating Income	(96,020)	(15,372)	80,648	(84.0%)

Net Income before Taxes, Min. Interest and Neg.
Goodwill Amortization	92,545	227,175	134,629	145.5%

Income Tax	(45,576)	(58,931)	(13,355)	29.3%
Extraordinary Items	-	-	-
Minority Interest	(23,683)	(47,826)	(24,142)	101.9%
Negative Goodwill Amortization	8,955	3,892	(5,063)	(56.5%)

NET INCOME	32,241	124,310	92,069	285.6%

Main events during the period

Investments

Endesa Chile is currently developing four projects and carrying out numerous studies of possible alternatives for future investments. Of the projects currently underway, the first to come on stream will be the construction of a combined cycle next to the San Isidro Plant. With an investment of approximately US$ 200 million, it is expected to commence commercial operations on open cycle with an installed capacity estimated at 220 MW at the beginning of April 2007, utilizing diesel fuel. It will close the cycle the following year raising its capacity to approximately 300 MW. At the end of 2008, once liquefied natural gas (LNG) becomes available in Chile, it will reach its full capacity of 377 MW. Additionally, the company is actively participating in the LNG project sponsored by the government, to increment the diversification of the system through the LNG project with a 20% participation in the new regasification terminal jointly with ENAP, Metrogas and British Gas.

The second project to commence operations will be the Palmucho pass-through hydroelectricity plant, which will take advantage of the ecological flow of the Ralco plant that will permit the full use of its 32 MW capacity. The investment required is estimated at US$ 37.5 million and operations are expected to commence during the second half of 2007.

In parallel, following Endesa Chile’s plan to develop projects involving non-conventional renewable energy, during the second half of 2007, the first wind farm in the Central Interconnected System is expected to come into service. This project, for which an environmental impact declaration has been presented, would be located in the vicinity of Los Vilos in the IV Region, with an installed capacity estimated at 9.9 MW. The Canela wind farm will start its commercial operations in mid 2007.

The Ojos de Agua mini hydroelectricity plant, located approximately 100 kilometers from the city of Talca, in the Cipreses River valley, downstream from the La Invernada Lake, is expected to come into service in 2008. This mini plant, as in the case of the Canela wind farm, is headed by Endesa Eco, a subsidiary of Endesa Chile, which is in charge of the development and control of non-conventional renewable energy. The investment in the plant with 9 MW of installed capacity is estimated at US$ 15.5 million.

With regard to decisions on long-term investments, on April 12, Endesa Chile made public the negotiations it has been holding with the purpose to get to an agreement with the generating company Colbún S.A. on the development of plants in Aysén. The agreement stipulates the creation of a company with a structure that grants 51% of the ownership to Endesa Chile. The investment will be divided in accordance with the percentage of ownership; nevertheless, for the purposes of production, the new society will deliver 12.3% of the energy to Endesa Chile as compensation for Endesa Chile’s contribution; the rest will be divided in accordance with the corporate structure. This project reflects the effort on the part of Endesa Chile to guarantee a greater future assurance for the electricity sector. These projects, which are a need for the country, reflect the continuous and responsible commitment by Endesa Chile in its development. The estimated investment for the project is in the region of US$ 2,400 million, with which it will achieve an installed capacity of 2,355 MW.

On March 2, 2006 Emgesa, the Colombian subsidiary of Endesa Chile, completed the purchase of the assets of Termocartagena through a bidding process for its minimum price, close to US$ 17 million and announced an investment plan of around US$ 15 million in order to upgrade the plant located on the Atlantic coast to 203 MW.

In Peru, on June 1, 2006, the merger between Endesa Chile’s subsidiary in Peru, Edegel and the subsidiary of Endesa Internacional, Etevensa, was completed. As a result of this merger, the Group has consolidated as the leading generator in Peru, with Etevensa contributing 317 MW in thermal generation on open cycle and 492 MW on combined cycle at year’s end. This balances the Company’s thermal and hydraulic capacity, improving the generating mix.

On June 17, the UTI unit of Edegel’s Santa Rosa thermal plant commenced commercial operations utilizing natural gas from Camisea. The conversion project implied an investment of US$ 4.5 million and enabled the plant to increase its power to 227.1 MW. As a result, Edegel will improve its generation mix and commercial position, becoming the first private generation company in the Peruvian system, in which the energy demand is increasing and the electricity regulation has proven its value.

Regulated tariffs

In April 2006, the National Energy Commission in Chile (CNE) announced the node prices in its Definite Report on Node Prices that determined a price of US$ 62.40 per MW in the Alto Jahuel node located in the Central Interconnected System. This price represents a slight reduction of 3% with respect to the US$ 64.20 per MW in the last indexation carried out in February this year. This slight reduction is principally due to the appreciation of the Chilean Peso against the US Dollar and its effect on the average price of contracts with free clients in the system.

On June 27 2006, an indexation of the Northern Interconnected System in Chile (SING) node prices was registered with respect to those set in April. As a result, the Crucero monomic node price rose by 8% to US$ 57.41 per MWh, caused mainly by the increase in the price of diesel oil.

In Peru, on June 19 2006, the Management Council of the official energy investment supervisory body, OSINERG, changed the bar tariff with the resolution Nº 248-2006-OS/CD, raising the energy price by 4.9% when compared to the price of May 2006. These changed the bar prices established during April 2006 as a result of a later revision made by the regulator. These new bar prices in force between the months of May 2006 and April 2007 determined a monomial value of US$ 36.87 per MWh for the Lima bar. This new tariff represents a 7% reduction with respect to the tariff in force during the previous year. The reduction is mainly due to a greater use of natural gas from Camisea in the Peruvian system.

Financing

On June 3, Edegel paid on maturity a Local Bond of US$ 30 million, financed with a short-term credit, while it evaluated more attractive offers for its definite refinancing.

On June 8, Betania signed a structured credit in Colombian Pesos with a group of banks for an amount equivalent to approximately US$ 123 million at a rate of DTF plus a margin of 2.8% to mature in April, 2012. The funds from this credit were utilized to prepay debt.

Sustainability, the Environment and Corporate Governance

On the subject of corporate sustainability, in April 2006, Endesa Chile formally issued its first Progress Report on the implementation of ten principles of the World Agreement, ratifying in this way its solid commitment with this United Nations initiative. Following this line of public transparency, during the first half of this year, Sustainability Reports were issued on the subsidiaries Betania and Emgesa in Colombia and Costanera in Argentina.

On April 21, our Peruvian subsidiary, Edegel, received an SA 8000 certification for Internal Social Responsibility. This award not only makes it the first Peruvian company and the first in the Group to hold such a certification, but also the first to develop a “four-norm” practice as it already held a validation of: ISO 9001, ISO 14001 and OHSAS 18001.

In May, the Peruvian subsidiary, Edegel, received the “2006 Sustainable Development” award for projects to promote local development and environmental protection. The first was to the “Program to promote the co-responsibility for the conservation of the environment”, in the “Protection efforts or environmental action beyond a commitment to comply with the law” category. The second prize was for the “Project to relocate Pacaybamba”, which won in the “Efforts to promote local development” category.

In the month of June, Endesa Chile initiated, for the fourth consecutive year, the voluntary application of the questionnaire applied by the Swiss Agency, Sustainable Asset Management (SAM), in order to evaluate the sustainable performance of companies that apply for the Dow Jones Sustainability Index (DJSI).

On July 13, Endesa Chile achieved ninth place in the II Ranking ProHumana and Revista Capital, sponsored by the Chilean Confederation of Production and Commerce (CPC) that highlights comp anies that are leaders in Corporate Social Responsibility (CSR). This study evaluates the development and implementation of CSR from the perspective of the employees themselves, reflecting the values, the knowledge, the perception and the practices that they have in their companies, based on the compliance of the seven commitments in the Sustainable Policy of the company.

Conclusion

Endesa Chile’s improved results shows the excellent operational and commercial position the company possesses, which allows it to capture the opportunities in markets with high energy demands and with electricity regulations, which in general terms are serious and properly developed. The adequate mix in the generation portfolio has allowed the company to obtained excellent returns on the recent investments in scenarios with good hydrology and a complex environment in terms of pricing and commodity availability.

In this sense, Endesa Chile is currently developing projects (San Isidro, Palmucho, Ojos de Agua, Canela), and firmly moving forward in long term projects like Aysén, of great relevance for the company and for the country.

In the same way, Endesa Chile analyses growth projects in Chile and in the other markets where the company operates, to assure supply in the growing markets, to capture new opportunities and to assign resources in order to maximize profitability, while maintaining a firm commitment with the regulator, the DSE and the environment.

Operating Income

The following presents an analysis of the business by country:

On commencing an analysis of the operations in each country, consideration must be given to the appreciation of the Chilean Peso against the US Dollar that reached 7.33% with respect to June of the previous year (Ch$ 539.44 per US Dollar as of June 2006 versus Ch$ 579.00 per US Dollar as of June 2005). We should mention the importance of considering the value of the exchange rate of the Chilean Peso with respect to the US Dollar when comparing figures from one year with another in Chilean Pesos in accordance with the accounting treatment of the results in foreign currency required by the Technical Bulletin Nº 64. The Chilean Peso was the only currency in our portfolio of countries that experienced an appreciation against the US Dollar, in contrast to other currencies, where some even suffered a strong devaluation against the American currency, provoking an added effect to the differences.

In Argentina, strong internal demand has provoked an important need for energy and the total generation by our subsidiaries in that country rose by 6.7% . Furthermore, the high hydrology permitted the generation of hydroelectricity to rise by 60.9% with respect to the previous year. Together with a greater production, which meant an increase of 0.2% in our share of the sales on the Argentine electricity market, despite the higher hydrological conditions, there was an increase in the prices of energy due to the recognition of the higher costs of fuel in the system, which has permitted revenues to grow by 15.4 % to US$ 202.6 million, with respect to the figures as of June 2005. The impact of the higher prices of gas has implied greater fuel expenses, which increased by 21.5% to US$ 112.2 million. As a result of the above, operating expenses rose from US$ 155.0 million to US$ 171.7 million. Despite this increase, the operating income during the first half of 2006 increased by 55.4% to US$ 28.3 million compared to US$ 18.2 million during the same period of the previous year.

In Colombia, operating income amounted to US$ 104.1 million during the first half of 2006, a decrease of 19.7% when compared to the US$ 129.6 for the same period of last year. The fall of US$ 24.0 million in the revenues of Emgesa due to a reduction of 5.9% in physical sales of energy, together with lower prices on the wholesale market compared to the same period last year, as a result of a superior hydrology explain the reduction in the operating income in Colombia. This was partially compensated by a decrease of US$ 3.7 million in operating costs in Colombia. The operating accounting figures for Colombia have been affected by the depreciation of the Colombian Peso against the US Dollar, adding to the effect of the Chilean currency mentioned previously.

Endesa Chile’s Peruvian subsidiary, Edegel, registered an operating income of US$ 54.5 million in the first half of 2006, a 7.4% decrease compared with the US$ 58.9 million in the first half of 2005. Revenues grew by 21.7% from US$ 123.9 million to US$ 150.8 million as a result of the increase of 32% in physical sales of energy to supply a greater demand for energy in Peru. The lower hydrology and the increase in energy demand led to a greater thermal production with a corresponding increase of US$ 22.4 million in fuel expenses, raising operating costs by 51.7% .

En Chile, revenues amounted to US$ 588.5 million, US$ 95.0 higher than that registered as of the close of June 2005. The high demand for electricity and constant cuts in the supply of natural gas from Argentina has put pressure on an electricity system with a very tight capacity. As a result of this, during moments when the problem of the supply of natural gas from Argentina became critical and the rainy season in Chile had not yet commenced, the spot price reached levels above US$ 140 per MWh in the Alto Jahuel node. On average, during the first half of this year, the spot price in the Alto Jahuel node amounted to US$ 60.69 per MWh. Throughout this first half, Endesa Chile increased its physical sales of energy on the spot market by 18.4%, achieving sales of 1,802 GWh, becoming the principal source of income for the Company. In turn, physical sales of energy to regulated clients, who are subject to new energy matrix recognized in the tariff setting system, increased by 1.7%, amounting to 5,345 GWh.

The improved hydrological situation in Chile permitted an increase of 8.4% in electricity generation to 9,147 GWh, compared with the same period of 2005, of which 82% corresponded to hydraulic generation as opposed to the first half of the year before when hydraulic generation accounted for 73%. The lower thermal generation permitted a reduction on 29.7% in fuel costs and of 29.1% in purchases of energy. In this way, operating costs fell by US$ 44.6 million, and improvement of 12.6% . Thus, the operating income in Chile amounted to US$ 262.7 million, 114.8 % greater than the US$ 122.3 million registered as of June of the previous year.

Non-Operating Income

The consolidated non-operating expenses for the first half of 2006 was US$ 28.5 million, compared to the US$ 178.0 million in the same period of 2005, thus favorably affecting the Company’s net income in comparison with the same period of the year before.

The principal variations in the non-operating result were as follows:

Net consolidated interest expense decreased by US$ 21.3 million, from US$ 172.1 million in the first half of 2005 to US$ 150.8 million in the same period of 2006, the equivalent to a reduction of 12.4% due principally to a reduced debt level. On the other hand, smaller average cash balances and the de-consolidation of Cachoeira Dourada reduced interest income by US$ 5.9 million from US$ 18.6 million in the first half of 2005 to US$ 12.7 million in the first half of 2006.

The net result of investments in related companies increased by US$ 37.5 million in the first half of 2006 in relation to the first half of 2005, due basically to the positive result of US$ 33.6 million recognized by Endesa Brasil S.A., a holding company created in October 2005 in order to restructure the corporate group in Brazil and the negative result of US$ 7.5 million in the first half of 2005 from our prior equity investment in CIEN, partly compensated by a reduction of US$ 2.8 million in the positive result of the related company, GasAtacama.

Other net non-operating income and expenses produced a greater result of US$ 92.7 million, explained basically by an increase of US$ 72.3 million in the result, following an adjustment on the conversion over to Technical Bulletin Nº 64 of the Chilean Institute of Accountants of our foreign subsidiaries, principally the Colombian subsidiaries Emgesa and Betania; by US$ 8.5 million in indemnities and compensations; by US$ 5.4 million in less provisions on re-liquidating energy and power and by US$ 5.0 million in lower provisions for contingencies and lawsuits, compensated by a reduction of US$ 10.4 million in income from sales of assets and others. The improved result due to the adjustment on the conversion to Technical Bulletin Nº 64 of our Colombian subsidiaries is explained principally by the significant devaluation of the Colombian Peso against the US Dollar, which had a positive effect on Colombian debt expressed in local currency.

Price-level restatements and exchange differences showed a net negative change of US$ 2.6 million in the first half of 2006 with respect to the same period of the previous year, from a profit of US$ 2.4 million as of June 2005 to a loss of US$ 0.2 million as of June 2006. This variation is mainly explained by variations in the exchange rate between both periods on the Company’s mismatched structure. During the half year ended on June 30, 2006 the Chilean Peso depreciated by 4.1% in real terms against the US Dollar in respect to the real depreciation of the Chilean Peso against the US Dollar in 2005 that amounted to 2.9% .

With respect to income taxes and deferred taxes, these increased by US$ 24.8 million in the first half of 2006, compared to the same period of 2005. Consolidated income tax amounted to US$ 109.2 million, comprising a charge of US$ 65.1 million in income tax, which accumulates an increase with respect to the same period of 2005 of US$ 0.9 million, related to the improved taxable results, and US$ 44.2 million on deferred taxes that represent an increase of US$ 23.8 million in comparison to the same period of 2005.

Consolidated Balance Sheet Analysis

The evolution of the key financial figures has been as follows:

Table 2

Assets (Thousand US$)	As of June 2005	As of June 2006	Variation	% Var.

Current Assets	640,399	767,074	126,675	19.8%
Fixed Assets	8,703,192	7,718,609	(984,583)	(11.3%)
Other Assets	779,461	1,374,015	594,554	76.3%

Total Assets	10,123,052	9,859,698	(263,354)	(2.6%)

Table 2.1

Assets (Million Ch$)	As of June 2005	As of June 2006	Variation	% Var.

Current Assets	345,457	413,790	68,334	19.8%
Fixed Assets	4,694,850	4,163,727	(531,123)	(11.3%)
Other Assets	420,472	741,198	320,726	76.3%

Total Assets	5,460,779	5,318,716	(142,064)	(2.6%)

As of June 30, 2006 the Company’s total assets reflect a decrease of US$ 263.4 million in respect of the same period of the previous year. This is mainly due to the following:

Current assets increased by US$ 126.7 million, explained principally by an increase of US$ 63.4 million in term deposits, mainly from the subsidiaries Compañía Eléctrica Cono Sur S.A. and Emgesa, partially compensated by reductions in Edegel, Betania and the ex Brazilian subsidiary, Cachoeira Dourada S.A.; an increase of US$ 37.2 million in sundry debtors, due mainly to the re -liquidation of the tolls (Short Law II) and an increase of US$ 97.6 million in other current assets consisting mainly of financial instruments with resale agreements, partially compensated by reductions of US$ 48.6 million in sales debtors and US$ 22.2 million in stocks and tax recoverable.

Fixed assets reflect a decrease of US$ 984.6 million explained basically by the depreciation for the period of US$ 160.9 million, the end of the consolidation with Cachoeira Dourada S.A., which accounts for US$ 669.6 million and the effect of the exchange rate of the fixed assets of the foreign subsidiaries for approximately US$ 500 million, due to the methodology of carrying non-monetary assets in nominal dollars, in accordance with Technical Bulletin Nº 64 of the Chilean Institute of Accountants, of the subsidiaries established in unstable countries. This is partially compensated by the new acquisitions of assets for US$ 137.4 million and the incorporation of the fixed assets of Etevensa of US$ 235.1 million following the merger with Edegel.

Other assets show an increase of US$ 594.6 million which is explained fundamentally by the increase of US$ 644.5 million in investments in related companies corresponding mainly to the sharehold ing in Endesa Brasil S.A. as from the fourth quarter of 2005, an increase of US$ 52.7 million in long term debtors, mainly the Fondo de Inversión Mercado Eléctrico Mayorista (FONINVEMEM) in Argentina and the arbitration sentence on the Ministry of Public Works-Túnel El Melón S.A. litigation and a decrease of US$ 34.2 million in the negative goodwill of investments that correspond to the amortization for the period and the effect of the exchange rate in Chile on the negative goodwill in subsidiaries controlled in dollars, partially compensated by a reduction of US$ 37.8 million in investments in other companies, basically the dissolution of Cesa, a decrease of US$ 37.1 million in notes and accounts receivable from related companies, explained basically by the partial pre-payment of the affiliate, Atacama Finance Co., a reduction of US$ 40.0 million in other assets and a reduction of US$ 21.2 million in the negative goodwill of investments and intangibles, corresponding to the amortization for the period.

Table 3

Liabilities (Thousand US$)	As of June 2005	As of June 2006	Variation	% Var.

Current liabilities	859,539	969,203	109,664	12.8%
Long-term liabilities	4,191,680	3,737,341	(454,340)	(10.8%)
Minority interest	2,017,712	1,925,949	(91,764)	(4.5%)
Equity	3,054,121	3,227,206	173,085	5.7%

Total Liabilities	10,123,052	9,859,698	(263,354)	(2.6%)

Table 3.1

Liabilities (Million Ch$)	As of June 2005	As of June 2006	Variation	% Var.

Current liabilities	463,670	522,827	59,157	12.8%
Long-term liabilities	2,261,160	2,016,071	(245,089)	(10.8%)
Minority interest	1,088,435	1,038,934	(49,501)	(4.5%)
Equity	1,647,515	1,740,884	93,369	5.7%

Total Liabilities	5,460,779	5,318,716	(142,064)	(2.6%)

Current liabilities show an increase of US$ 109.7 million, mainly due to an increase in bonds payable of US$ 135.5 million, following the transfer from long to short term of bonds of Endesa Chile and its subsidiaries Edegel and Emgesa S.A., compensated by the payment of Endesa Chile Internacional bonds with a maturity on April 1, 2006 and an increase in accounts payable, sundry creditors, other obligation and other current liabilities for US$ 89.7 million, partly compensated by a reduction in debts with banks and financial institutions, as a result of payments made and the lower exchange rate for US$ 20.9 million, dividends payable for US$ 53.4 million, notes and accounts payable to related companies for US$ 28.9 million, basically to the parent company, Enersis, and a decrease in withholdings and income tax of US$ 12.1 million.

Long-term liabilities decreased by US$ 454.3 million, mainly explained by a reduction of US$ 615.7 million in bonds payable, following transfers to short term and also influenced by the appreciation of the Chilean peso against the US Dollar as of June 30, 2006 compared to same date in 2005, and a reduction in sundry creditors and provisions of US$ 33.1 million, partially offset by increases in debts with banks and financial institutions of US$ 15.7 million, an increase in obligations with other institutions of US$ 71.1 million, principally higher leasing debts in Edegel, derived from the merger with Etevensa, and an increase in deferred taxes and other long term liabilities for US$ 107.7 million.

The minority interest shows a fall of US$ 91.8 million mainly due to the capital decrease of Emgesa, the dissolution of Capital de Energía S.A. (Cesa) and to the decrease in the equity positions of the foreign subsidiaries controlled in US Dollars, under the terms of Technical Bulletin No.64 of the Chilean Institute of Accountants.

Shareholders’ equity rose by US$ 173.1 million with respect to June 2005. This variation is explained principally by the increase of US$ 117.5 million in retained earnings and the rise of US$ 170.7 million in the net income for the period, offset by the reduction of US$ 115.2 million in other reserves.

Financial Debt Maturities with Third Parties

Table 4

(Thousand US$)	2006	2007	2008	2009	2010	Balance	TOTAL

Chile	281,832	47,432	416,273	630,756	233,166	1,192,064	2,801,522

Endesa Chile (*)	281,832	47,432	416,273	630,756	233,166	1,192,064	2,801,522

Argentina	69,553	44,542	45,271	39,273	25,778	13,561	237,978

Costanera	59,954	44,542	45,271	39,273	25,778	13,561	228,380

Hidroinvest	9,599						9,599

Perú	98,232	101,058	68,766	51,446	23,976	93,732	437,210

Edegel	98,232	101,058	68,766	51,446	23,976	93,732	437,210

Colombia	103,021	22,154		119,816	60,764	301,927	607,681

Emgesa	91,944			119,816		94,944	306,704
Betania	11,077	22,154			60,764	206,982	300,977

TOTAL	552,638	215,185	530,310	841,290	343,684	1,601,284	4,084,391

Table 4.1

(Million Ch$)	2006	2007	2008	2009	2010	Balance	TOTAL

Chile	152,031	25,586	224,555	340,255	125,779	643,047	1,511,253

Endesa Chile (*)	152,031	25,586	224,555	340,255	125,779	643,047	1,511,253

Argentina	37,520	24,028	24,421	21,186	13,906	7,315	128,375

Costanera	32,342	24,028	24,421	21,186	13,906	7,315	123,197

Hidroinvest	5,178						5,178

Perú	52,990	54,515	37,095	27,752	12,934	50,563	235,849

Edegel	52,990	54,515	37,095	27,752	12,934	50,563	235,849

Colombia	55,573	11,951		64,633	32,779	162,871	327,808

Emgesa	49,598			64,633		51,217	165,448
Betania	5,975	11,951			32,779	111,654	162,359

TOTAL	298,115	116,079	286,071	453,826	185,397	863,797	2,203,284

(*) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon
(*) 2009 includes a put option of Yankee Bond for US$ 220million

Table 5

Ratios	Unit	As of June 2005	As of June 2006	%Var.

Liquidity	Times	0.75	0.79	5.3%
Acid ratio test *	Times	0.65	0.63	(3.1%)
Leverage **	Times	1.00	0.91	(9.0%)
Short-term debt	%	17.0	20.6	21.0%
Long-term debt	%	83.0	79.4	(4.3%)

* Current assets net of inventories and pre-paid expenses
** Leverage = Total debt / (equity + minority interest)

The current liquidity ratio as of June 2006 was 0.79:1, an increase of 5.3% over that of June 2005 and the acid test ratio was 0.63:1, a 3.1% fall from June 2005. The increase in the Company’s liquidity ratios is explained principally by the increases in current assets, due basically to the rise in term deposits, sundry debtors and accounts receivable from related companies and other current assets, partially compensated by increases in current liabilities, mainly bonds payable, sundry creditors, other obligations and other current liabilities, partly offset by the reduction in debts with banks and financial institutions, notes and accounts payable to related companies, dividends payable and withholdings and income tax.

The leverage as of June 2006 was 0.91:1, a reduction of 9.0% compared to the same period of the previous year, as a result of the positive operating performance of the Company, the prepayment of financial debt and the greater appreciation of the Chilean peso against the US Dollar as of June 2006 in respect of June 2005.

It is important to mention that the main input of hydro-facilities is water, and both snow and water reservoirs are not considered current assets in the accounting figures, but they are our main resource in cash generation.

Consolidated Balance Sheet (Chilean GAAP)

Table 6.1

ASSETS	Million Ch$		Thousand US$

	As of June 2005	As of June 2006	As of June 2005	As of June 2006

CURRENT ASSETS
Cash	15,131	14,428	28,050	26,747
Time Deposits	70,868	105,090	131,374	194,813
Marketable Securities	3,603	4	6,680	7
Accounts Receivable, net	135,013	108,804	250,284	201,698
Notes receivable	-	-	-	-
Other accounts receivable	31,262	51,338	57,952	95,168
Amounts due from related companies	44,804	49,651	83,057	92,041
Inventories, net	21,558	19,090	39,963	35,389
Income taxes recoverable	14,380	4,896	26,656	9,077
Prepaid expenses	4,494	3,637	8,331	6,743
Deferred assets	1,759	1,624	3,261	3,010
Other current assets	2,585	55,228	4,792	102,380

Total current assets	345,457	413,790	640,399	767,074

PROPERTY, PLANT AND EQUIPMENT
Property	54,217	53,033	100,506	98,310
Buildings and Infrastructure	6,138,434	5,490,358	11,379,271	10,177,885
Plant and equipment	1,174,738	1,162,573	2,177,700	2,155,149
Other assets	91,363	171,162	169,367	317,296
Technical appraisal	186,207	66,904	345,185	124,025
Sub - Total	7,644,959	6,944,030	14,172,029	12,872,665
Accumulated depreciation	(2,950,109)	(2,780,304)	(5,468,837)	(5,154,055)

Total property, plant and equipment	4,694,850	4,163,727	8,703,192	7,718,609

OTHER ASSETS
Investments in related companies	165,636	513,307	307,051	951,556
Investments in other companies	24,379	3,973	45,193	7,366
Positive Goodwill	20,254	11,710	37,547	21,708
Negative goodwill	(51,302)	(32,878)	(95,102)	(60,949)
Long-term receivables	24,552	53,000	45,513	98,250
Amounts due from related companies	114,563	94,549	212,373	175,273
Intangibles	30,371	27,464	56,302	50,913
Accumulated amortization	(9,767)	(10,156)	(18,106)	(18,827)
Others	101,787	80,228	188,689	148,725

Total other assets	420,472	741,198	779,461	1,374,015

TOTAL ASSETS	5,460,779	5,318,716	10,123,052	9,859,698

Consolidated Balance Sheet (Chilean GAAP)

Table 6.2

LIABILITIES AND	Million Ch$		Thousand US$
SHAREHOLDERS' EQUITY

	As of June 2005	As of June 2006	As of June 2005	As of June 2006

CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term	47,915	42,958	88,823	79,635
Current portion of long- term debt	57,894	51,580	107,323	95,618
Notes Payable	-	-	-	-
Current portions of bonds payable	172,446	245,528	319,675	455,153
Current portion of other long- term debt	19,059	43,722	35,332	81,050
Dividends payable	31,439	2,652	58,281	4,917
Accounts payable and accrued expenses	55,371	58,099	102,645	107,702
Miscellaneous payables	16,570	27,286	30,717	50,583
Amounts payable to related companies	20,974	5,374	38,880	9,961
Provisions	16,917	16,663	31,361	30,889
Withholdings	11,893	8,264	22,047	15,320
Income Tax	12,328	9,451	22,853	17,520
Deferred Income	49	138	90	255
Deferred Taxes	-	-	-	-
Other current liabilities	815	11,111	1,511	20,598
#d1e8c5
Total current liabilities	463,670	522,827	859,539	969,203

LONG-TERM LIABILITIES
Due to banks and financial institutions	246,641	255,128	457,217	472,950
Bonds payable	1,764,312	1,432,171	3,270,637	2,654,921
Note s payable	71,831	110,185	133,158	204,258
Accounts payable	41,144	38,441	76,271	71,261
Amounts payable to related companies	-	-	-	-
Accrued expenses	42,470	27,307	78,730	50,622
Deferred taxes	86,083	132,097	159,579	244,878
Other long-Term liabilities	8,678	20,742	16,087	38,452

Total Long-term liabilities	2,261,160	2,016,071	4,191,680	3,737,341

Minority interest	1,088,435	1,038,934	2,017,712	1,925,949

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	1,116,277	1,115,201	2,069,326	2,067,331
Capital revaluation reserve	11,163	12,267	20,693	22,741
Additional paid-in capital-share premium	221,161	221,167	409,983	409,993
Other reserves	31,943	(30,188)	59,215	(55,962)
Total Capital and Reserves	1,380,544	1,318,447	2,559,217	2,444,103

RETAINED EARNINGS
Retained earnings	234,729	298,127	435,135	552,659
Net Income	32,241	124,310	59,768	230,443
Accumulated surplus (deficit) during development
period of certain subsidiaries	-	-	-	-
Total Retained Earnings	266,971	422,437	494,904	783,103

Total Shareholder’s Equity	1,647,515	1,740,884	3,054,121	3,227,206

TOTAL LIABILITIES AND SHAREHOLDER´S

EQUITY	5,460,779	5,318,716	10,123,052	9,859,698

Consolidated Cash Flow (Chilean GAAP)

Table 7

Consolidated Cash Flow (Thousand US$)	As of June 2005	As of June 2006	Variation	% Var.

Operating	186,943	321,982	135,039	72.2%
Financing	(454,403)	(25,296)	429,107	94.4%
Investment	(22,659)	(133,546)	(110,888)	(489.4%)

Net cash flow of the period	(290,119)	163,139	453,258	156.2%

Table 7.1

Consolidated Cash Flow (Million Ch$)	As of June 2005	As of June 2006	Variation	% Var.

Operating	100,845	173,690	72,845	72.2%
Financing	(245,123)	(13,646)	231,477	94.4%
Investment	(12,223)	(72,040)	(59,817)	(489.4%)

Net cash flow of the period	(156,502)	88,004	244,506	156.2%

Main aspects of the current period on the effective cash flow statement are:

a) Operating activities generated a positive cash flow of US$ 322.0 million, representing a 72.2% increase over June 2005. This flow is mainly comprised of the net income for the period of US$ 230.4 million, plus the charges to results not representing net cash flows amounting to US$ 50.3 million, variations in assets that affect cash flows for (US$ 60.8 million), variations in liabilities that affect the cash flow for US$ 13.5 million, profits on the sale of assets for (US$ 0.1 million) and minority interest for US$ 88.7 million.

b) Financing activities generated a negative cash flow of US$ 25.3 million, an increase of 94.4% over June 2005. This was principally due to loan and bond repayments of US$ 524.9 million, dividend payments of US$ 122.6 million and other disbursements for US$ 1.1 million. This is offset by an increase in loans and bonds payable of US$ 623.3 million.

c) Investment activities generated a negative flow of US$ 133.5 million, explained mainly by the acquisition of fixed assets for US$ 137.4 million, documented loans to related companies for US$ 16.2 million, compensated by the collection of documented loans to related companies for US$ 18.6 million and sales of fixed assets and other income from investments for US$ 1.5 million.

Consolidated Cash Flow From Foreign Operations (Chilean GAAP)

Table 8

Cash Flow							Intercompany
(Million US$) (1)	Interests		Dividends		Capital Red.		Amortiz.		Others		Total

	As of June	As of June	As of June	As of June	As of June	As of June	As of June	As of June	As of June	As of June	As of June	As of June
	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006

Argentina	5.4	5.5						20.0		0.8	5.4	26.3
Peru			5.8	8.7					7.0		12.8	8.7
Brazil			35.7								35.7
Colombia		36.2					42.6	173.5			42.6	209.7

Total	5.4	41.7	41.5	8.7			42.6	193.5	7.0	0.8	96.5	244.8

(1) The figures are expressed at exchange rate of $539.44 per dollar.

Consolidated Cash Flow (Chilean GAAP)

Table 9

	Million Ch$		Thousand US$

	As of June 2005	As of June 2006	As of June 2005	As of June 2006

CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	32,241	124,310	59,768	230,443

(Profit) loss in sale of assets
(Profit) loss in sale of fixed assets	(60)	(72)	(110)	(134)
(Profit) loss in sale of other assets	-	-	-	-
Charges (credits) which do not represent cash flows:	90,042	27,121	166,917	50,275
Depreciation	96,376	86,775	178,659	160,861
Amortization of intangibles	683	576	1,266	1,068
Write -offs and provisions	-	-	-	-
Amortization of positive goodwill	787	475	1,459	881
Amortization of negative goodwill (less)	(8,955)	(3,892)	(16,601)	(7,215)
Accrued profit from related companies (less)	(5,374)	(21,461)	(9,963)	(39,784)
Accrued loss from related companies	4,129	6	7,655	12
Net, price -level restatement	(1,442)	(1,630)	(2,673)	(3,021)
Net exchange difference	157	1,733	291	3,213
Other credits which do not represent cash flow (less)	(8,288)	(42,244)	(15,363)	(78,310)
Other charges which do not represent cash flow	11,969	6,781	22,188	12,571
Assets variations which affect cash flow:	(5,403)	(32,795)	(10,016)	(60,795)
Decrease (increase) in receivable accounts	(6,998)	(25,982)	(12,972)	(48,164)
Decrease (increase) in inventories	(3,536)	2,553	(6,5 56)	4,732
Decrease (increase) in other assets	5,131	(9,366)	9,512	(17,363)
Liabilities variations which affect cash flow:	(39,659)	7,301	(73,519)	13,535
Accounts payable related to operating results	(60,048)	(736)	(111,315)	(1,364)
Interest payable	4,903	1,821	9,089	3,376
Income tax payable	2,522	10,556	4,676	19,568
Accounts payable related to non operating results	37,277	(1,786)	69,104	(3,311)
Accrued expenses and withholdings	(24,314)	(2,553)	(45,073)	(4,733)

Minority Interest	23,683	47,826	43,903	88,658

Net Positive Cash Flow Originated from Operating Activities	100,845	173,690	186,943	321,982

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES
Shares issued and subscribed	-	-	-	-
Proceeds from loans wired	42,800	304,048	79,341	563,637
Proceeds from debt issuance	76,273	32,198	141,393	59,689
Proceeds from loans obtained from related companies	15,817	-	29,321	-
Capital distribution	(84,764)	-	(157,133)	-
Other financing sources	1,362	-	2,526	-
Dividends paid	(54,931)	(66,126)	(101,830)	(122,583)
Loans, debt amortization (less)	(190,565)	(184,236)	(353,264)	(341,532)
Issuance debt amortization(less)	(37,064)	(94,779)	(68,708)	(175,698)
Amortization of loans obtained from related companies	(14,052)	(4,142)	(26,049)	(7,678)
Amortization of expenses in issuance debt	-	-	-

Other disbursements related to financing(less)	-	(610)	-	(1,131)

Net Cash Flow Originated from Financing Activities	(245,123)	(13,646)	(454,403)	(25,296)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	259	80	481	148
Sale of related companies	-	-	-	-
Sale of other investments	-	-	-	-
Collection upon loans to related companies	38,325	10,024	71,047	18,582
Other income on investments	2,086	718	3,867	1,331
Additions to fixed assets (less)	(28,708)	(74,101)	(53,218)	(137,366)
Investments in related companies (less)	-	-	-	-
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	(24,186)	(8,761)	(44,835)	(16,241)

Other investment disbursements(less)	-	-	-	-

Net Cash Flow Originated from Investment activities	(12,223)	(72,040)	(22,659)	(133,546)

Net Positive Cash Flow for the period	(156,502)	88,004	(290,119)	163,139

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND
CASH EQUIVALENT	7,648	4,251	14,178	7,880

NET VARIATION OF CASH AND CASH EQUIVALENT	(148,853)	92,255	(275,941)	171,019

INITIAL BALANCE OF CASH AND CASH EQUIVALENT	240,767	82,260	446,328	152,491

FINAL BALANCE OF CASH AND CASH EQUIVALENT	91,914	174,514	170,388	323,510

Most important changes in the markets where the company operates

ARGENTINA

  The governments of Bolivia and Argentina have agreed that the price of the natural gas that Bolivia will be selling to Argentina, to be delivered on the border between the two countries, will be US$ 5/MMBTU. This price will be in force until December 31, 2006. The agreement to be signed will contemplate both the volumes established in the current agreement (7.7 MMm3D) and the volumes required for the Gasoducto del Noreste Argentino (GNEA) gas pipeline. The term of the agreement is 20 years. Prior to December 31, 2006, representatives of the governments of Bolivia and Argentina will study and design a formula for adjusting the price of the gas, which will apply as of January 1, 2007.

CHILE

  As of June 27, 2006 the SING (Northern Interconnected System) prices were adjusted, leaving in Crucero a price of Power of US$ 6.94/MW-month and of Energy of US$ 46.47/MWh (monomic price of US$ 57.4/MWh), rising by 8.1% over the price set last April.
  The National Energy Commission advised that in the frame work of the long term bids that the generating companies carry out, the initial date of supply they must bid for is as from the year 2010 and that the term of the contract will be no less than ten years. With this decision, the Commission has extended for another year, the mechanism through which the law permits the generating companies that supply energy to distribution companies without a contract, to charge a marginal cost for this supply .

COLOMBIA

  Resolution Nº 018 of the Ministry of Mines and Energy declared a Programmed Rationing of natural gas, just as has been occurring since December 2005, giving priority to satisfying demand for natural gas required by the thermoelectric sector on the Atlantic Coast, in order to preserve the security and confidence in the supply of domestic electricity services in this region of the country.

PERU

  The Camisea consortium, headed by Pluspetrol, decided to maintain the current price of natural gas for the electricity generating companies until December.
  On June 15, the generating companies that utilize natural gas submitted to the COES (Committee for the Economic Operation of the Interconnected System) the declaration of prices of natural gas for its units, corresponding to the period between July 1, 2006 and June 30, 2007. Edegel declared prices for the Santa Rosa and the Ventanilla Plants.
  As of June 1, Edegel started operations as a company after the merger between Edegel and Etevensa.
  On June 19, the bar tariff was changed for a new calculation produced by Osinerg, raising the price of energy by 4.9% with respect to that fixed in May 2006. This price is applied retroactively as of May 1.
  On July 6, the modification to the Law on Electric Concessions was approved (Law to ensure the efficient development of electricity generation). This law includes, among other aspects, tenders for supplying distribution companies, transmission planning and organization of COES and participation of large clients in the short-term market (spot).

Market risk analysis

ARGENTINA

- Hydrology: During the second quarter of 2006, Chocón’s reservoir remains at 100%.

- Fuel price: The Costanera Plant’s contracts for the long term supply of natural gas expired in September 2005 due to regulatory stipulations. In the meantime, Costanera has partially satisfied its needs for natural gas by means of monthly renewable contracts while finds a supply solution for the medium term.

- Variation in demand: Domestic energy demand grew by 9.3% in the first half 2006 compared to the same period of last year.

CHILE

- Hydrology: During the period April 2006 to March 2007 of the hydrological year, the probability of surplus rain is of 30%, which represents a humid hydrology in the system. The level of the reservoirs holds more than 6,900 GWh of energy, which could fully satisfy the demand of the Central Interconnected System for 60 days.

- Fuel risk: The availability of gas during the second quarter of 2006 is unfavorable in comparison with the same period of last year. In fact, the restriction that affected Taltal and San Isidro was greater than the percentage restriction that it had to suffer during the same period of the year before. The greatest restrictions took place during the months of May and June. As a consequence of the above, the plants have had, on occasions, to resort to the use of diesel oil when the operational circumstances have so demanded.

- Variation in demand: Demand increased near 6.1% in the SIC and 4.8% in the SING during the first half of 2006.

COLOMBIA

- Hydrology: The level of contracts of the companies in the group makes our exposure to a hydrological risk relatively low. The total contribution of the SIN from January to June of 2006 was 128% above the historic average. In Guavio and Betania the inflows were in a humid condition for both river beds.

- Fuel price: Due to the mechanism for declaring offers, the price of the fuels is only a component of the price declared. For dry conditions the price declared could rise according to the agents’ perception. The Endesa Group owns thermoelectric generation with natural gas in Te rmocatagena and coal generation in Termozipa.

- Variation in demand: Demand increased near 3.4% during the first half 2006.

PERU

- Hydrology: The Endesa Group is a net seller on the spot market so the risk of dry hydrological conditions is low.

- Fuel price: The international oil price directly affects the price of liquid fuels used by most thermal plants, so energy prices in the system are strongly affected.

- Variation in demand: Demand increased over 6.9% during the first half 2006.

Exchange and interest rate risk analysis

The company has a high percentage of its loans expressed in US Dollars as most of its sales in the different markets where it operates show a high degree of indexation to that currency. The markets where the Company’s foreign subsidiaries operate show a lower indexation to the dollar so the subsidiaries in those markets have larger borrowings in local currency.

Despite this partial exchange rate hedge, the Company, in a scenario of high dollar volatility, has continued with its policy of partially hedging its dollar liabilities in order to attenuate the fluctuations they generate on its results caused by exchange rate variations. In view of the important reduction in the mismatched accounting position in recent years, which has now reached prudent levels, the Company has modified its dollar-peso hedging policy by setting a maximum accounting mismatch position over which hedging transactions will be made.

As of June 30, 2006 the Company, in consolidated terms, did not need to be covered by dollar-peso forward contracts, compared to US$ 82 million of such forwards as of the same date last year. This change is because the accounting mismatch was within the maximum limit set out in the Company’s hedging policy.

In terms of the interest rate risk, the Company has a proportion of fixed to variable rate debt after hedging of approximately 87% / 13 % as of June 30, 2006. The percentage of debt at fixed rates has declined slightly compared to the 92% / 8 % fixed / variable percentages as of the same date of last year, but equally reduces the interest-rate fluctuation risk.

Business Information Main Operating Figures in GWh

Table 10

As of June 2006	Costanera	Chocón	Cachoeira (1)	Betania	Emgesa	Edegel	TOTAL CHILE
Total generation	4,310.1	2,462.6	-	1,189.2	4,869.0	3,123.2	9,146.6
Hydro generation	-	2,462.6	-	1,189.2	4,737.0	2,317.2	7,534.1
Thermo generation	4,310.1	-	-	-	132.1	806.0	1,612.6
Purchases	38.8	51.6	-	337.4	1,006.4	115.5	649.3
Purchases to related companies	-	-	-	-	-	-	3,137.6
Purchases to other generators	38.8	-	-	-	122.2	-	493.8
Purchases at spot	-	51.6	-	337.4	884.2	115.5	155.4
Transmission losses, pump and other
consumption	33.2	-	-	-	57.2	93.3	164.2
Total electricity sales	4,315.7	2,514.2	-	1,526.6	5,818.1	3,145.4	9,631.8
Sales at regulated prices	-	-	-	108.2	1,512.3	614.7	3,307.3
Sales to related companies others
activities (reg.)	-	-	-	505.9	876.5	496.2	2,037.2
Sales at unregulated prices	270.6	457.0	-	-	1,464.8	1,472. 8	2,485.0
Internal sales (unregulated prices)	96.9	168.4	-	-	-	-	-
Sales at spot marginal cost	3,948.2	1,888.8	-	912.6	1,964.6	561.8	1,802.3
Sales to related companies
generators	-	-	-	-	(0.0)	-	3,137.6
TOTAL SALES IN THE SYSTEM	48,370.2	48,370.2	173,558.8	34,365.2	34,365.2	10,836.5	24,810.4
Market Share on total sales (%)	9%	5%	0%	4%	17%	29%	39%

As of June 2005	Costanera	Chocón	Cachoeira	Betania	Emgesa	Edegel	TOTAL CHILE
Total generation	4,818.3	1,530.3	1,809.3	1,029.2	4,914.4	2,266.2	8,437.0
Hydro generation	-	1,530.3	1,809.3	1,029.2	4,891.1	2,178.8	6,188.9
Thermo generation	4,818.3	-	-	-	23.4	87.4	2,248.1
Purchases	48.5	116.1	86.0	248.6	1,312.4	138.4	870.8
Purchases to related companies	-	-	-	-	-	-	3,010.1
Purchases to other generators	-	-	-	-	55.7	67.3	459.4
Purchases at spot	48.5	116.1	86.0	248.6	1,256.7	71.1	411.4
Transmission losses, pump and other
consumption	35.4	-	-	(0.2)	41.1	25.4	137.2
Total electricity sales	4,831.4	1,646.3	1,895.3	1,278.0	6,185.7	2,379.3	9,170.8
Sales at regulated prices	-	-	1,647.1	175.7	1,118.0	450.0	3,198.4
Sales to related companies others
activities (reg.)	-	-	-	447.3	1,356.0	554.2	2,054.7
Sales at unregulated prices	351.5	353.4	-	-	1,489.2	884.8	2,394.9
Internal sales (unregulated prices)	461.0	205.2	-	-	-	-	-
Sales at spot marginal cost	4,018.9	1,087.8	248.1	655.1	2,222.5	490.3	1,522.8
Sales to related companies
generators	-	-	-	-	-	-	3,009.8
TOTAL SALES IN THE SYSTEM	46,630.0	46,630.0	167,528.8	33,845.9	33,845.9	9,573.8	24,358.5
Market Share on total sales (%)	10%	4%	1%	4%	18%	25%	38%
(1) ceased consolidation of company since October 2005

Business Information Main Operating Figures in GWh

Table 10.1

As of June 2006	Endesa	Pangue	Pehuenche	San Isidro	Endesa SIC	Endesa SING	TOTAL CHILE
Total generation	5,537.5	824.5	1,896.5	532.5	8,791.0	355.7	9,146.6
Hydro generation	4,813.1	824.5	1,896.5	-	7,534.1	-	7,534.1
Thermo generation	724.4	-	-	532.5	1,256.9	355.7	1,612.6
Purchases	2,996.1	15.2	-	620.1	493.8	155.4	649.3
Purchases to related companies	2,502.3	15.2	-	620.1	3,137.6	-	3,137.6
Purchases to other generators	493.8	-	-	-	493.8	-	493.8
Purchases at spot	-	-	-	-	-	155.4	155.4
Transmission losses, pump and
other consumption	100.9	16.6	38.7	4.3	160.5	3.7	164.2
Total electricity sales	8,432.8	823.1	1,857.8	1,148.3	9,124.4	507.4	9,631.8
Sales at regulated prices	3,228.4	-	78.9	-	3,307.3	-	3,307.3
Sales to related companies others
activities (reg.)	2,037.2	-	-	-	2,037.2	-	2,037.2
Sales at unregulated prices	1,558.9	1.7	67.9	350.2	1,978.8	506.2	2,485.0
Internal sales (unregulated prices)	-	-	-	-	-	-	-
Sales at spot marginal cost	973.0	-	828.1	-	1,801.1	1.2	1,802.3
Sales to related companies
generators	635.3	821.4	882.9	798.0	3,137.6	-	3,137.6
TOTAL SALES IN THE SYSTEM	18,923.6	18,923.6	18,923.6	18,923.6	18,923.6	5,886.8	24,810.4
Market Share on total sales (%)	41%	0%	5%	2%	48%	9%	39%

As of June 2005	Endesa	Pangue	Pehuenche	San Isidro	Endesa SIC	Endesa SING	TOTAL CHILE
Total generation	5,101.1	623.6	1,538.6	979.1	8,242.4	194.6	8,437.0
Hydro generation	4,026.6	623.6	1,538.6	-	6,188.9	-	6,188.9
Thermo generation	1,074.4	-	-	979.1	2,053.5	194.6	2,248.1
Purchases	3,023.3	97.4	-	472.1	582.6	288.2	870.8
Purchases to related companies	2,551.0	97.4	-	361.8	3,010.1	-	3,010.1
Purchases to other generators	459.4	-	-	-	459.4	-	459.4
Purchases at spot	12.9	-	-	110.3	123.2	288.2	411.4
Transmission losses, pump and
other consumption	111.0	5.1	15.1	4.1	135.2	2.0	137.2
Total electricity sales	8,013.3	715.9	1,523.5	1,447.1	8,690.1	480.7	9,170.8
Sales at regulated prices	3,085.6	-	56.0	56.9	3,198.4	-	3,198.4
Sales to related companies others
activities (reg.)	2,054.7	-	-	-	2,054.7	-	2,054.7
Sales at unregulated prices	1,502.5	0.2	55.4	356.2	1,914.2	480.7	2,394.9
Internal sales (unregulated prices)	-	-	-	-	-	-	-
Sales at spot marginal cost	909.7	-	529.3	83.8	1,522.8	-	1,522.8
Sales to related companies
generators	460.9	715.7	882.9	950.3	3,009.8	-	3,009.8
TOTAL SALES IN THE SYSTEM	18,444.5	18,444.5	18,444.5	18,444.5	18,444.5	5,914.0	24,358.5
Market Share on total sales (%)	41%	0%	3%	3%	47%	8%	38%

Endesa Chile’s Operating Revenues and Expenses break down by country (Chilean GAAP)

Table 11

	Million Ch$		Thousand US$

	As of June 2005	As of June 2006	As of June 2005	As of June 2006	% Var

OPERATING REVENUES	600,820	637,050	1,113,784	1,180,948	6.0%

Energy sales revenues:	586,848	610,495	1,087,884	1,131,720	4.0%

Endesa Chile and subs. in Chile	253,003	291,851	469,011	541,026	15.4%
Costanera	75,265	79,868	139,525	148,057	6.1%
Chocón	19,405	29,398	35,973	54,497	51.5%
Cachoeira	28,434	-	52,710	-	(100.0%)
Betania	19,991	17,239	37,058	31,958	(13.8%)
Emgesa	124,524	111,474	230,839	206,648	(10.5%)
Edegel	66,226	80,665	122,769	149,534	21.8%

Other revenues:	13,971	26,555	25,900	49,228	90.1%

Endesa Chile and subs. in Chile	13,230	25,622	24,525	47,497	93.7%
Costanera	-	-	-	-
Chocón	-	-	-	-
Cachoeira	-	-	-	-
Betania	35	34	65	63	(2.4%)
Emgesa	110	225	204	418	105.2%
Edegel	597	674	1,107	1,250	12.9%

OPERATING EXPENSES	391,431	375,808	725,624	696,664	(4.0%)

Fixed Costs:	30,433	35,348	56,416	65,528	16.2%

Endesa Chile and subs. in Chile	15,505	19,383	28,743	35,932	25.0%
Costanera	3,766	3,924	6,981	7,274	4.2%
Chocón	772	768	1,430	1,423	(0.5%)
Cachoeira	1,070	-	1,983	-	(100.0%)
Betania	922	895	1,709	1,659	(2.9%)
Emgesa	5,517	5,920	10,228	10,974	7.3%
Edegel	2,882	4,458	5,342	8,265	54.7%

Depreciation and Amortization:	96,727	86,838	179,310	160,977	(10.2%)

Endesa Chile and subs. in Chile	39,643	38,657	73,490	71,661	(2.5%)
Costanera	11,833	10,941	21,936	20,282	(7.5%)
Chocón	7,201	6,478	13,350	12,009	(10.0%)
Cachoeira	8,554	-	15,856	-	(100.0%)
Betania	4,886	4,379	9,057	8,117	(10.4%)
Emgesa	14,008	12,647	25,967	23,445	(9.7%)
Edegel	10,602	13,736	19,653	25,463	29.6%

Variable Costs:	264,271	253,622	489,899	470,158	(4.0%)

Costanera	54,317	63,540	100,691	117,789	17.0%
Chocón	5,709	6,981	10,583	12,941	22.3%
Cachoeira	4,769	-	8,840	-	(100.0%)
Betania	4,721	4,656	8,751	8,631	(1.4%)
Emgesa	42,552	42,094	78,882	78,032	(1.1%)
Edegel	17,064	28,158	31,633	52,198	65.0%
Fuels and Lubricants in Chile	46,851	32,921	86,851	61,029	(29.7%)
Energy purchases in Chile	33,008	23,405	61,190	43,388	(29.1%)
Other variable costs in Chile	55,281	51,868	102,478	96,151	(6.2%)

Endesa Chile’s Operating Income break down by country (Chilean GAAP)

Table 11.1

	Million Ch$		Thousand US$

	As of June 2005	As of June 2006	As of June 2005	As of June 2006	% Var

OPERATING REVENUES	600,820	637,050	1,113,784	1,180,948	6.0%

Endesa Chile and subs. in Chile	266,233	317,472	493,536	588,522	19.2%
Costanera	75,265	79,868	139,525	148,057	6.1%
Chocón	19,405	29,398	35,973	54,497	51.5%
Cachoeira	28,434	-	52,710	-	(100.0%)
Betania	20,026	17,273	37,123	32,021	(13.7%)
Emgesa	124,633	111,700	231,042	207,066	(10.4%)
Edegel	66,824	81,339	123,876	150,785	21.7%

OPERATING EXPENSES	391,431	375,808	725,624	696,664	(4.0%)

Endesa Chile and subs. in Chile	190,289	166,234	352,752	308,161	(12.6%)
Costanera	69,916	78,405	129,608	145,345	12.1%
Chocón	13,682	14,227	25,363	26,373	4.0%
Cachoeira	14,392	-	26,680	-	(100.0%)
Betania	10,528	9,929	19,516	18,407	(5.7%)
Emgesa	62,077	60,661	115,077	112,451	(2.3%)
Edegel	30,547	46,352	56,628	85,926	51.7%

OPERATING MARGIN	209,389	261,242	388,159	484,284	24.8%

Endesa Chile and subs. in Chile	75,944	151,238	140,784	280,361	99.1%
Costanera	5,350	1,463	9,917	2,712	(72.7%)
Chocón	5,723	15,171	10,610	28,124	165.1%
Cachoeira	14,041	-	26,030	-	(100.0%)
Betania	9,498	7,344	17,607	13,614	(22.7%)
Emgesa	62,556	51,039	115,965	94,615	(18.4%)
Edegel	36,276	34,988	67,248	64,859	(3.6%)

GENERAL AND ADMINISTRATIVE
COSTS	20,823	18,695	38,602	34,656	(10.2%)

Endesa Chile and subs. in Chile	9,969	9,537	18,481	17,679	(4.3%)
Costanera	935	970	1,734	1,798	3.7%
Chocón	303	384	562	711	26.5%
Cachoeira	2,976	-	5,517	-	(100.0%)
Betania	207	323	384	599	56.0%
Emgesa	1,917	1,911	3,553	3,542	(0.3% )
Edegel	4,515	5,571	8,370	10,328	23.4%

OPERATING INCOME	188,565	242,547	349,558	449,628	28.6%

Endesa Chile and subs. in Chile	65,975	141,701	122,303	262,682	114.8%
Costanera	4,414	493	8,183	914	(88.8%)
Chocón	5,420	14,787	10,047	27,413	172.8%
Cachoeira	11,065	-	20,512	-	(100.0%)
Betania	9,291	7,021	17,223	13,015	(24.4%)
Emgesa	60,639	49,128	112,412	91,073	(19.0%)
Edegel	31,761	29,416	58,878	54,531	(7.4%)

INTERNATIONAL GENERATOR
CONTRIBUTION	122,591	100,846	227,255	186,945	(17.7%)

Endesa Chile’s Ownership Structure, as of June 30, 2006 Total Shareholders: 22,522. Total Shares Outstanding: 8,201,754,580

Table 12

Shareholder	% Holding

Enersis	59.98%
Chilean Pension Funds	20.05%
ADR’s	4.81%
Individuals	5.15%
Others	10.01%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended June 30, 2006, on Friday, July 28, 2006, at 10:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 597 53 09, international.
Dial-In number: 1 (866) 713 83 95
Passcode I.D.: 80970414

Replay Information:
Dial-In number: 1 (617) 801 68 88, international.
Dial-In number: 1 (888) 286 80 10
Passcode I.D.: 32063212

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via the Internet and see an online presentation, or listen to a webcast replay of the call you may access www.endesachile.cl, (please note that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking sta tements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile’s business plans; (2) Endesa Chile’s cost-reduction plans; (3) trends affecting Endesa Chile’s financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile’s Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: July 27, 2006	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.
Chief Executive Officer